Exhibit 99.1

Vision Marine Technologies Announces Reverse Stock Split, Warrant Exchange and Receives Nasdaq Staff Determination Letter Regarding Non-Compliance with Minimum Bid Price Requirement

Montreal, QC, August 20, 2024 — Vision Marine Technologies, Inc. (NASDAQ: VMAR) ("Vision Marine" or the "Company"), a pioneer in electric marine propulsion, today announced that its Board of Directors (the “Board”) has approved a 15-for-1 reverse stock split of the Company’s common shares. The reverse stock split is expected to become effective when the market opens on August 22, 2024 (the “Effective Date”). Upon the Effective Date, the Company’s common shares will begin trading on a split-adjusted basis under the existing trading symbol "VMAR." The new CUSIP number for the Company’s common shares following the reverse stock split will be 92840Q103.

The primary goal of the reverse stock split is to increase the per-share market price of the Company's common shares to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq Listing Rule 5550(a)(2). This move follows the Company’s receipt of a staff determination letter (the “Determination Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on August 15, 2024, which indicated that the Company had not regained compliance with the Bid Price Requirement by the deadline of August 14, 2024.

As outlined in the form 6-K filed with the Securities and Exchange Commission, Vision Marine received a deficiency letter from Nasdaq on February 16, 2024, notifying the Company that its common shares had fallen below the minimum $1.00 per share requirement for the preceding 30 consecutive business days. Despite being granted an initial 180-calendar-day period to regain compliance, the Company was unable to achieve the required bid price by the deadline, leading to the issuance of the Determination Letter.

In addition to addressing the bid price issue, the reverse stock split is intended to align the Company's capital structure with Nasdaq’s requirements. As a result of the reverse stock split, every fifteen common shares of the Company issued and outstanding will be automatically consolidated into one common share. Proportionate adjustments will be made to the exercise prices and the number of shares underlying the Company's outstanding equity awards, as well as to the number of shares issuable under the Company’s equity incentive plans. The common shares issued pursuant to the reverse stock split will remain fully paid and non-assessable. The reverse stock split will not decrease the number of authorized common shares or affect the par value of the common shares.

No fractional shares will be issued in connection with the reverse stock split. Shareholders will be issued one whole common share in exchange for any fractional interest that such shareholder would have otherwise received. Vstock Transfer LLC, the Company's transfer agent, is acting as the exchange agent for the reverse stock split. Shareholders holding their shares electronically in book-entry form or through a bank, broker, or other nominee will not need to take any action.

Importantly, the Determination Letter does not have an immediate effect on the listing of the Company’s common shares on The Nasdaq Capital Market. Vision Marine intends to promptly file a hearing request with Nasdaq, which will automatically stay any suspension or delisting action pending the hearing and any additional extension period that may be granted by the Panel. The Nasdaq Listing Rules authorize the Panel to grant an extension of up to 180 days from the date of the Determination Letter.

Vision Marine remains committed to taking all necessary steps to achieve compliance with Nasdaq's requirements and will continue to provide updates on the status of the listing as they become available.

The Company additionally announced today that it has commenced an exchange offer (the "Exchange") relating to its outstanding private placement of Series A Convertible Preferred Shares and warrants issued by the Company on December 21, 2023 (the "Warrants"). The purpose of the Exchange is to simplify the Company's capital structure and reduce the potential dilutive impact of the Warrants.

The Company is offering to all holders of the Warrants the opportunity to receive twice the number of warrant shares equal to shares of the Company’s common shares, no par value per share (the "Shares") and a number of pre-funded common share warrants of the Company in exchange for each outstanding Warrant tendered by the Warrant holder and exchanged pursuant to the Exchange. Pursuant to the Exchange, the Company is offering up to an aggregate of 5,650,284 common shares in exchange for the Warrants.

For further information, please refer to the Company’s Report on Form 6-K filed on August 16, 2024, which includes a copy of this press release as Exhibit 99.1.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (NASDAQ: VMAR) epitomizes the marine industry’s shift towards electric propulsion, offering the pioneering E-Motion™ outboard powertrain system. This innovative technology represents a significant leap forward in marine propulsion, combining advanced battery packs, inverters, and high-efficiency motors with proprietary software and assembly techniques. Vision Marine’s commitment to eco-friendly electric powerboats is reshaping the recreational boating experience, offering higher speeds, longer ranges, and smoother rides than traditional internal combustion engine boats. With a focus on design, innovation, and craftsmanship, Vision Marine continues to redefine recreational boating for a more sustainable future.

Forward-Looking Statements

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered future events or trends, not relating to historical matters. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine’s Annual Report on Form 20-F for the year ended August 31, 2023, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. Vision Marine does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, as required by law.

Investor and Company Contact:

Bruce Nurse
(303) 919-2913
bn@v-mti.com